IQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

May 31, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Paul Fisher

Re: IQSTEL Inc.

Offering Statement on Form 1-A/A

Filed on March 28, 2019

File no. 024-10950

Dear Mr. Fisher:

I write on behalf of IQSTEL Inc., (the “Company”) in response to Staff’s letter of April 25, 2019, by Division of Corporation Finance Office of Telecommunications, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Offering Statement on Form 1-A/A, filed March 28, 2019 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amended Form 1-A Filed on April 15, 2019

Management's Discussion and Analysis

Liquidity and Capital Resources, page 6

1.Disclose the total amount of your debt.

In response to this comment, we have included a paragraph indicating the total debt is described in the Notes to the Consolidated Financial Statements. Notes 6, 7, 8 and 9.

Use of Proceeds, page 20

2.We note your inclusion of the website for SwissLink Carrier AG. Revise your disclosure to clarify whether you are incorporating the contents of the website into the offering statement.

In response to this comment, we have removed the reference to the website for SwissLink Carrier AG, since it was not our intention to make the content of the website part of the offering statement.

3.Disclose the material terms of your purchase agreement for SwissLink Carrier AG.

In response to this comment, we have removed all references to the acquisition of SwissLink Carrier AG as part of the offering statements, since no funds from the offering statement will be used for this potential acquisition.

On that regard we have amended the Use of Proceeds on the offering statement, removing all references to SwissLink Carrier AG.

Financial Statements, page F-1

4.We note it is your intent to acquire the capital stock of SwissLink Carrier AG. Please refer to 8-04 of Regulation S-X and provide audited financial statements of SwissLink Carrier AG, if required. Please also refer to 8-05 of Regulation S-X and provide pro forma financial information to give effect to the acquisition, if required. If you believe that it is not necessary for you to provide this information, please explain to us why in sufficient detail. We refer you to the disclosure requirements of Form 1-A, Part F/S(b)(7)(iii).

Due to no funds from the offering statement will be used for the potential acquisition of SwissLink Carrier AG, it is our criteria that including information of SwissLink Carrier AG within the offering statement will not be consistent with the use of proceed from the sales of the shares in the offering, and including separate financial statements and consolidated proformas will not reflect the present and real financial condition of the offering entity (iQSTEL Inc.). In that case the offering statement will not provide accurate information for the potential buyers to be able to make an informed decision whether to invest or not into our company.

At the present stage of this potential acquisition process, iQSTEL Inc. has not taken control over SwissLink Carrier AG and it cannot be clearly stablished iQSTEL Inc. as owner of SwissLink Carrier AG.

It is our understanding, according to Regulation S-X, audited financial statements of SwissLink Carrier AG may need to be filed when the acquisition be consummated, and we will proceed according to the regulation. Present agreement for the potential acquisition of SwissLink Carrier AG is subject to closing conditions, which are presently unfulfilled, leaving open a possibility the transaction might not be consummated.

5.We note under Use of Proceeds you have signed a Letter of Intent to acquire the capital stock of a Mid-West based Telecom company. Please refer to 8-04 of Regulation S-X and provide audited financial statements of this to be acquired business, if required. Please also refer to 8-05 of Regulation S-X and provide pro forma financial information to give effect to this business combination, if required. If you believe this information is not required, please explain to us why in sufficient detail. We refer you to the disclosure requirements of Form 1-A, Part F/S(b)(7)(iii).

We have previously stated this acquisition was possible, but it cannot be deemed as probable at this point, since LOI has expired due to the Parties did not reach a final Company Purchase Agreement by March 31, 2019 as it was stipulated.

We have amended the offering statement removing all references and mentions to the acquisition of the Mid-West based telecom company.

In the description of our business plan we have stated that the Company is exploring plans to enter in new business areas and markets, such as Satellite Communications; Mobile Services under the figure of a Mobile Virtual Network Operator (MVNO); Internet of Things (IoT) solutions and Data Centers. Indicating expressly these new ventures are expected to be developed either through mergers or acquisitions, or through strategic partnerships.

Being one of the purposes of this offering to obtain funds to develop our business plan, we will indicate in the Use of Proceed that $6,300,000 will be reserved for acquisitions of companies aligned to the areas and markets where the Company want to expand operations.

Exhibits

6.File the purchase agreement for SwissLink Carrier AG as an exhibit.

In response to this comment, since we have removed all references to SwissLink Carrier AG from the offering statement for the reasons explained in the response to comment 3 above, we believe the purchase agreement for SwissLink Carrier AG does not need to be incorporated as an exhibit to the offering statement.

7.Refer to Sections 2.03 and 2.06 of the subscription agreement. Remove the requirement that subscribers represent that they have "read" or "understood" the offering circular and any part thereof. Also remove the last sentence in Section 2.06, as investors are entitled to rely on information you have provided, including disclosure in your offering statement regarding the company's business or prospects and its financial condition.

In response to this comment, we have amended the changes requested on the subscription agreement.

8.We note that you have included an indemnification clause in Section 3.10 of the subscription agreement, which requires an investor to indemnify, defend and hold harmless the company and various representatives and management. Please revise your offering circular to highlight the indemnification provision in more detail and explain how it applies to investors. For example, clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives.

In response to this comment, we have included under section Procedures for Subscribing the following paragraphs:

As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 1A-4 to the Offering Statement of which this Offering Circular is part.

The subscription agreement requires investors to indemnify the company and its officers and directors for any claim of brokerage commissions, finders’ fees or similar compensation, if the signatory to the subscription agreement does not have the legal authority to bind the investor and for the other representations and warranties made in Article II of the Subscription Agreement.

We have also updated and amended the offering statement in the following parts and content:

•Number of shares of common stock outstanding before the offering of common stock as of May 27, 2019. All information related to number of shares and percentage of ownership has been updated as of May 27, 2019.

•Section Dilution has been updated according to the number of shares of common stock outstanding before the offering of common stock as of May 27, 2019.

•Tables in section Used of Proceeds.

•Section Convertible Securities has been updated as of May 27, 2019.

•Employment agreement for New Management was updated with information of new employment agreements filed on Form 8-K on May 06, 2019. https://www.sec.gov/Archives/edgar/data/1527702/000107878219000396/0001078782-19-000396-index.htm

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias